EXHIBIT 12


            NEW YORK STATE ELECTRIC & GAS CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                 Calendar Year
                                 1998      1997      1996      1995      1994
                                                  (Thousands)


Net Income (Loss) . . . . .   $213,798   $184,553  $178,241  $196,690  $187,645

Add:
 Federal income tax -
   current. . . . . . . . .    105,495   111,829    79,015    63,502    64,551
 Federal income tax -
   deferred . . . . . . . .     31,902     5,884    28,928    52,362    37,910
                               --------  --------  --------  --------  --------

    Pre-tax income (loss) .    351,195   302,266   286,184   312,554   290,106

Fixed charges . . . . . . .    124,874   126,779   127,713   136,703   145,494
                               --------  --------  --------  --------  --------

Earnings, as defined. . . .   $476,069  $429,045  $413,897  $449,257  $435,600
                               ========  ========  ========  ========  ========

Fixed Charges:
 Interest on long-term
   debt . . . . . . . . . .    $98,916  $104,122  $108,431  $115,687  $126,083
 Other interest . . . . . .     18,132    13,192     9,752     8,744     6,628
 Amortization of premium
   and expense on debt. . .      6,507     6,502     6,507     6,488     7,014
 Interest portion of
   rental charges . . . . .      1,319     2,963     3,023     5,784     5,769
                               --------  --------  --------  --------   -------

Total fixed charges,
  as defined. . . . . . . .   $124,874  $126,779  $127,713  $136,703  $145,494
                               ========  ========  ========  ========  ========


Ratio of Earnings to
  Fixed Charges . . . . . .       3.81      3.38      3.24      3.29      2.99
                               ========  ========  ========  ========  ========